Exhibit 99.1

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

February 13, 2024
Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of InMode Ltd. (the “Company”), to be held on Monday, April 1, 2024, beginning at 17:00, Israel time, at the offices of the Company located at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Company’s notice of the Meeting, as published on February 13, 2024, and the proxy statement (“Proxy Statement”) included within the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on February 23, 2024, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

The Company's board of directors recommends a vote “FOR” each of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date, and mail the enclosed proxy card by means of the envelope provided, or otherwise vote by telephone or over the internet in accordance with the instructions given in your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

Tel: +972-4-909-6313

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 1, 2024

Notice is hereby given to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the annual general meeting of its shareholders (the “Meeting”) to be held on Monday, April 1, 2024, at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Meeting is being called for the following purposes:

(1)          To re-elect Dr. Michael Anghel (who is an incumbent director), and to elect Mr. Nadav Kenneth (as a new director, replacing Mr. Bruce Mann who is retiring), to the Company's board of directors, both to serve as a Class II directors of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2027 and until such individual's successor is duly elected and qualified, or until such individual's earlier resignation or retirement;

(2)          To approve the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law;

(3)          To authorize our currently serving chief executive officer and chairman of the board of directors, Mr. Moshe Mizrahy, to continue serving as both our chief executive officer and chairman of our board of directors, for an additional period of up to three years from the date of the Meeting, in accordance with the requirements of the Israeli Companies Law;

(4)          To approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PwC, as the Company’s independent auditors for the fiscal year ending December 31, 2024, and its service until the annual general meeting of shareholders to be held in 2025;

(5)          To approve the grant to each of our following directors: Dr. Hadar Ron and Dr. Michael Anghel, of 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 4,000 restricted share units, half of which shall vest on February 12, 2025, and the remaining half shall vest on February 12, 2026; and

(6)          To approve the acceleration of unvested RSUs previously granted to our currently serving Director, Mr. Bruce Mann, which remain unvested upon expiration of his term of office at the Meeting.

The Board recommends that the shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

In addition, shareholders attending the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2023.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, it is intended that the persons designated as proxies will vote upon such matters in accordance with their best judgment and the interest of the Company.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least 1% (one percent) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting in accordance with the requirements of the Companies Law. Such proposal must also comply with the applicable provisions in the Company's articles of association. Accordingly, any such shareholder may request to include a proposal on the agenda of the Meeting by submitting his or her proposal in writing to Mr. Rafael Lickerman, our VP Finance, either via mail to the Company’s offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com. For a shareholder proposal to be considered for inclusion at the Meeting, our VP Finance must receive the written proposal, together with the accompanying documentation and information required to be submitted under the Companies Law, no later than February 20, 2024. To the extent that the Board determines that a shareholder proposal is duly and timely received and is appropriate under the Companies Law for inclusion in the agenda of the Meeting, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than February 27, 2024, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company, constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to Monday, April 8, 2024, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his/her/it shares) will constitute a quorum.

Only shareholders of record at the close of business on Friday, February 23, 2024, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

Approval of each of Proposals 1, 2, 3, 4, 5 and 6 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

In addition, under Israeli law, approval of Proposals 2 and 3 requires that either one of the following two alternative voting requirements be met as part of the approval by the aforesaid majority of the ordinary shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposals, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposals, does not exceed two percent (2%) of the aggregate voting rights in the Company

Please see the discussion under “Quorum and Required Vote” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and shareholder having “personal interest” with regard to Proposals 2 and 3, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposals 2 and 3.

- ii -

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about March 4, 2024, to all shareholders entitled to participate in and vote at the Meeting. Such proxy statement will also be publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.inmodemd.com. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder that enabled you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on any, some or all agenda items for the Meeting, either via mail to the Company’s offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, no later than March 24, 2024. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

February 13, 2024

- iii -

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

Tel: +972-4-909-6313

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on Monday, April 1, 2024, beginning at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Friday, February 23, 2024, the record date for the Meeting (the “Record Date”).

The Proxy

Each of Moshe Mizrahy (CEO) and Yair Malca (CFO) may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company's transfer agent, Equiniti Trust Company, LLC, or to the Company by mail at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than midnight (Israel time) on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the Nasdaq Global Select Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered to the Company's transfer agent, Equiniti Trust Company, LLC, or by mail to the Company at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, before midnight (Israel time) on the night prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting, or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on Friday, February 23, 2024, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name”. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of January 23, 2024, there were 84,258,815 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s articles of association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time designated for the Meeting, the Meeting will stand adjourned to Monday, April 8, 2024, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association (the “Adjourned Meeting”). At such Adjourned Meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum. Any reference in this Proxy Statement to the term Meeting shall include the term “Adjourned Meeting” for all purposes.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Approval of each of Proposals 1, 2, 3, 4, 5 and 6 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

In addition, under Israeli law, approval of Proposals 2 and 3 requires that either one of the following two alternative voting requirements be met as part of the approval by the aforesaid majority of the ordinary shares present and voting thereon:

•
approval by a majority of the ordinary shares held and voted at the Meeting by non-controlling shareholders who do not have a personal interest in the approval of the applicable proposals, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) and voted against the applicable proposals, does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 2 and 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company's activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company, or (b) only with respect to Proposals 2 and 3, if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the same transaction, 25% or more of the voting rights in the Company, if no other shareholder holds or controls more than 50% of the voting rights in the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of the Company as of the current time for purposes of the Proposals above.

A “personal interest” of a shareholder includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding our shares, but including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposals 2 and 3, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet-point above nor be counted towards the 2% threshold described in the second bullet-point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder is a controlling shareholder or has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of Proposals 2 and 3. Your failure to check the box on the proxy card indicating that you are not a controlling shareholder and have no personal interest will therefore require the Company to disqualify your vote on Proposals 2 and 3.

The Board recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investors section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold the Company's ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company's legal counsels, based on the information provided by the Company's transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be publicly filed with the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers, employees and agents of the Company may solicit proxies from shareholders by telephone, emails, personal interview or otherwise. Such directors, officers, employees and agents will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. Proxies must be submitted to the Company or to its transfer agent no later than midnight (Israel time) on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual Meeting of Shareholders and this Proxy Statement are available at the Investors section of our Company’s website at www.inmodemd.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to the Company's executive officers during or with respect to the year ended December 31, 2023, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on February 13, 2024, and is accessible through the Company’s website at www.inmodemd.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
 BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares as of December 31, 2023, by:

•	each of the Company's directors and executive officers;

•	all of the Company's executive officers and directors collectively as a group; and

•	each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of the Company's ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options, RSUs or warrants that are currently exercisable or exercisable within 60 days as of December 31, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 83,982,462 ordinary shares outstanding (excluding treasury shares) as of December 31, 2023, according to our transfer agent, and 152,500 ordinary shares exercisable within 60 days of December 31, 2023, owned by the above beneficial owners.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of the Company's shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o InMode Ltd., Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors and Executive Officers
Dr. Michael Kreindel(1)	3,114,762	3.7%
Moshe Mizrahy(1)	2,005,280	2.38%
Dr. Hadar Ron(2)	89,270	*	%
Bruce Mann(3)	22,270	*	%
Dr. Michael Anghel(4)	16,000	*	%
Yair Malca(5)	93,314	*	%
Shakil Lakhani(6)	42,500	*	%
Total for all Directors and Executive Officers as a Group (7 persons)	5,383,396	6.40%

*	Represents beneficial ownership of less than one (1%) percent.

(1)	The beneficial ownership in its entirety is owned as ordinary shares.

(2)
Dr. Hadar Ron's beneficial ownership consists of: (i) 57,270 ordinary shares, (ii) options to purchase 30,000 ordinary shares, exercisable within 60 days of December 31, 2023, and (iii) 2,000 RSUs, exercisable within 60 days of December 31, 2023.

(3)	Mr. Bruce Mann's beneficial ownership consists of: (i) 20,270 ordinary shares, and (ii) 2,000 RSUs, exercisable within 60 days of December 31, 2023.

(4)
Mr. Michael Anghel's beneficial ownership consists of: (i) 3,000 ordinary shares, (ii) options to purchase 11,000 ordinary shares, exercisable within 60 days of December 31, 2023, and (iii) 2,000 RSUs, exercisable within 60 days of December 31, 2023.

(5)
Mr. Yair Malca's beneficial ownership consists of: (i) 30,314 ordinary shares, (ii) options to purchase 30,000 ordinary shares, exercisable within 60 days of December 31, 2023, and (iii) 33,000 RSUs, exercisable within 60 days of December 31, 2023.

(6)	Mr. Shakil Lakhani's beneficial ownership consists of 42,500 RSUs, exercisable within 60 days of December 31, 2023.

BACKGROUND FOR ELECTION OF DIRECTORS

Under the Company's articles of association, the number of directors on the Company’s Board is fixed at not less than three (3) and not more than seven (7) members, including External Directors (as defined in the articles of association), if any were elected. The minimum and maximum number of directors who could be appointed may be changed, at any time and from time to time, by a resolution adopted at the general meeting of the shareholders by a special majority of 2/3 of the votes cast excluding abstaining votes. Currently, there are five (5) directors serving on the Board.

Pursuant to the most recent resolution of the shareholders of the Company, our directors are divided into three classes set forth in the Company’s articles of association, as follows:

(i)	the Class I director is Dr. Hadar Ron, and her term will expire at the annual general meeting of the shareholders to be held in 2026 and when her successor is elected and qualified;

(ii)	the Class II directors are Dr. Michael Anghel and Mr. Bruce Mann, and their terms will expire at the Meeting and when their successors are elected and qualified; and

(iii)
the Class III directors are Mr. Moshe Mizrahy and Dr. Michael Kreindel, and their terms will expire at the annual general meeting of the shareholders to be held in 2025 and when their successors are elected and qualified.

Pursuant to our articles of association, the term of office of the Class II directors, Dr. Michael Anghel and Mr. Bruce Mann, expires at the Meeting. Any director whose term has expired may be re-elected to the Board except as provided by applicable law.

Mr. Bruce Mann, our currently serving Class II director and a member of our audit & investment committee and chairman of our compensation committee, has decided to retire for personal reasons and not place himself for re-appointment at the Meeting.

At the Meeting, the shareholders will be asked to re-elect Dr. Michael Anghel and to elect Mr. Nadav Kenneth (replacing Mr. Bruce Mann following his retirement) as Class II directors, following their nomination by our Compensation, Nominating and Corporate Governance Committee and our Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the re-election and election of all nominees, our Board will consist of five (5) members, three (3) of whom will be independent under the Nasdaq rules. Specifically, our Board determined that Dr. Hadar Ron, Dr. Michael Anghel and Mr. Nadav Kenneth meet the independence standards under the Nasdaq rules. In reaching this conclusion, the Board evaluated the relationships between the Company and each of these directors and director nominees and determined that none of these directors and director nominees has a relationship that would preclude a finding of independence and any relationships that these directors and director nominees have with the Company do not impair their independence.

In accordance with the exemptions available to foreign private issuers under Nasdaq rules, we are not required to follow the requirements of Nasdaq rules with regard to the process of nominating directors. Instead, we are following Israeli law and practice, in accordance with which our Board is authorized to recommend to our shareholders director nominees for election or re-election.

Under the Company’s articles of association, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our articles of association, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE

RE-ELECTION AND ELECTION OF CLASS II DIRECTORS

Background

Our Board and compensation, nominating and corporate governance committee have nominated the currently serving Class II director, Dr. Michael Anghel, for re-election, and Mr. Nadav Kenneth (replacing Mr. Bruce Mann, as set out above), for election, and our shareholders are being asked to re-elect and elect at the Meeting, each of Dr. Michael Anghel and Mr. Nadav Kenneth, to serve as a Class II director of the Company, for an additional term commencing on the date of the Meeting until the annual general meeting of shareholders to be held in 2027.

Each of Dr. Michael Anghel and Mr. Nadav Kenneth has consented to being named in this Proxy Statement and has informed us that he is willing to serve as a director if re-elected or elected.

In accordance with the Companies Law, each of Dr. Michael Anghel and Mr. Nadav Kenneth has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

If re-elected pursuant to this proposal, Dr. Michael Anghel will continue to be party to and Mr. Nadav Kenneth will enter into, an indemnification agreement and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which was entered into in connection with the consummation of our initial public offering and listing on the Nasdaq Stock Market. Dr. Michael Anghel will also continue to be insured under and Mr. Nadav Kenneth will be added to the Company’s directors’ and officers’ insurance coverage policy in effect from time to time, which provides coverage for all directors and other officers of the Company.

In addition, if re-elected and elected pursuant to this proposal, each of Dr. Michael Anghel and Mr. Nadav Kenneth will receive cash participation compensation and annual compensation in accordance with the Israeli Companies Law Regulations (Reliefs to Public Companies which Shares are Traded on an Exchange Outside of Israel), 5760-2000, with reference to the Israeli Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and in accordance with our Compensation Policy.

At the Meeting, the shareholders will be asked to re-elect Dr. Michael Anghel and to elect Mr. Nadav Kenneth, to serve as Class II directors of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027. If re-elected, and as approved by our Board, Dr. Michael Anghel is expected to continue serving as a member of our compensation committee and chairman of our audit & investment committee, and, if elected and as approved by our Board, Mr. Nadav Kenneth is expected to serve as a member of our audit & investment committee and as a member of our compensation committee, and Dr. Hadar Ron, our currently serving Class I Director, is expected to be appointed as the chairperson of our compensation committee (replacing Mr. Bruce Mann in such position).

Set forth below is information about the nominees, Dr. Michael Anghel and Mr. Nadav Kenneth, including age, positions held, principal occupation, business history and experience as director, based upon records of the Company and information provided to us by the nominees:

Dr. Michael Anghel (Age 85). Dr. Michael Anghel became a director of the Company in August 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE: DSCT). He currently serves on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX). Dr. Anghel also served as the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an MBA and Ph.D. in Finance from Columbia University, New York.

Mr. Nadav Kenneth (Age 64). Mr. Kenneth served for 22 years in the Israeli Army's Intelligence corps (Unit 8200) where he led large R&D functions, was in charge of the strategic planning branch (plans, methodology, budgeting and monitoring) and commanded an intelligence unit. Following his Service, Mr. Kenneth co-founded, managed and served as a board member of several startup companies, worked for a large cellular operator, and provided consultation to companies and official entities. In 2009, Mr. Kenneth co-founded Qrative Ltd., which has developed an AI-based platform for analysis and crystallization of Intellectual Property and served as its CEO and board member from 2009 to 2022. From 2007 to 2011 Mr. Kenneth provided consultation to the Government of Zanzibar with respect to restructuring of the IRS and setting up the government's HR and payroll systems. In 2004, Mr. Kenneth co-founded Trisixty Security, which has developed an automated system that monitored compliance with IT security regulations and served as its country manager and board member from 2004 to 2006. From 2014 to 2020, Mr. Kenneth served as a volunteer Chairman of a pre-service education NGO (Mechinat Aderet) focused on exposing Israeli teenagers to social players in the Israeli society. Mr. Kenneth's experience includes managing operations in a large variety of domains (IT and IT security, communication, IP, logistics, and others), working in Israel and the U.S. and operating in several European countries. Mr. Kenneth holds a B.A. in Economics and Political Sciences from the Bar-Ilan University and an M.A. in Business Entrepreneurship from the Swinburne University in Australia/Israel. In 2020, Mr. Kenneth completed his Board Members Training Program in the Israeli Institute for Directors.

Proposed Resolutions

We are therefore proposing to adopt the following resolutions:

“RESOLVED, to re-elect Dr. Michael Anghel to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.”

“RESOLVED, to elect Mr. Nadav Kenneth to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolutions.

PROPOSAL TWO

APPROVAL OF RENEWED COMPENSATION POLICY

Background

As required under the Companies Law, our current Compensation Policy provides the guidelines as to the terms of employment and/or service, and the compensation arrangements, of all of our “office holders”, which, as defined in the Companies Law, includes our executive officers and directors.

Our Compensation Policy went effective on August 7, 2019, upon the effectiveness of our registration statement on Form F-1, after it was approved by our shareholders on July 25, 2019, upon the approval and recommendation of our Board. Our originally adopted Compensation Policy was subsequently amended by a resolution of our shareholders at the annual general meeting of the shareholders dated April 2, 2020, following the approval and recommendation of our compensation committee and our Board.

Under the Companies Law, our Compensation Policy must be reviewed by the Compensation Committee of our Board, and by our Board, from time to time. In addition, the Compensation Committee, followed by the Board (based on the recommendation of the Compensation Committee), followed by our shareholders, are each required to re-approve the Compensation Policy periodically— initially, five years following our becoming a public company, and subsequently once every three years. Because our initial public offering (our “IPO”) and the initial adoption of our Compensation Policy occurred in August 2019, we are currently required to re-approve our Compensation Policy.

Our Compensation Committee and Board reviewed our current Compensation Policy, in light of the experience that they have gained while applying it over the course of the last five years to the terms of service of our office holders. Based on that review, the Compensation Committee and the Board determined that each would like to maintain, for an additional three years, the detailed existing compensation arrangements for our office holders, as approved by our shareholders previously and as embedded in the current Compensation Policy, subject to certain modifications, as discussed below. The proposed modifications are designed to allow us to continue and attract prominent candidates to serve as Executive Officers, while taking into account the significant increase in the Company's annual sales and increased responsibilities of our Executive Officers since adopting our current Compensation Policy and will put us in a better position to hire, retain and motivate leading candidates to serve as Executive Officers. The Board, in turn, based in part on the recommendation of the Compensation Committee, has reviewed and approved the proposed updated Compensation Policy as well. Each of the Compensation Committee and the Board recommends that our shareholders approve it at the Meeting. A copy of the renewed Compensation Policy is attached as Appendix A to this Proxy Statement. Text that has been added to, or modified in, the existing Compensation Policy appears as marked text. We urge you to review Appendix A in its entirety for the complete text of the renewed Compensation Policy.

The key proposed substantive updates to our current Compensation Policy, which are reflected in the updated Compensation Policy, are summarized as follows (the sections and/or articles of the updated Compensation Policy in which those updates appear are set forth in brackets):

(i)
The revised Compensation Policy provides updated information with respect to the ratio between Employment Cost associated with the engagement of the Executive Officers and directors and the average and median employer cost associated with the engagement of the other employees of the InMode Group [Section 5];

(ii)	The revised Compensation Policy provides an increase to the annual base salary limits for executive officers [Section 6.2];

(iii)	The revised Compensation Policy adds additional benefits which may be granted to Executive Officers, to align them with the practice of other companies in the market [Section 7.1]; and

(iv)
The revised Compensation Policy expands the compensation recovery ("clawback") provisions to also include performance-based equity compensation, and clarifies that the compensation recovery provisions included in the Compensation Policy does not derogate from any other “Clawback” or similar provisions regarding recovery of compensation and/or disgorging of profits, imposed on Executive Officers by virtue of applicable securities laws and/or Nasdaq rules and standards and/or any separate contractual obligation, or from any other separate policy of the company concerning compensation recovery [Section 12].

In addition to the above updates, the renewed Compensation Policy includes several structural changes.

The foregoing description is merely a summary of the notable updates to our Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the revised Compensation Policy.

If the Compensation Policy, as modified, is not approved by our shareholders in accordance with the required special majority under the Companies Law (as described below in this Proposal 2 under “Required Vote”), our Board may nevertheless approve it, provided that each of the Compensation Committee and the Board determines, after additional discussions concerning the Compensation Policy, and for specified reasons, that the approval of it is beneficial to our Company.

Our compensation committee and Board believe that by approving the proposed revised form of the Compensation Policy, we will be better positioned to hire, retain and motivate leading candidates to serve as executive officers.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, that the updated Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated February 13, 2024, with respect to the Meeting, as approved by the Board of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

AUTHORIZATION OF MR. MOSHE MIZRAHY, OUR CHIEF EXECUTIVE OFFICER, TO
CONTINUE SERVING AS CHAIRMAN OF OUR BOARD OF DIRECTORS

Background

Mr. Moshe Mizrahy co-founded the Company in 2008 and has been our chief executive officer and chairman of the board of directors since inception.

Under the Companies Law, the Chairman of the board of directors or his relatives cannot be vested with the authority of the chief executive officer of a company, without the approval of a special majority of such company’s shareholders (as described below in this Proposal 3 under “Required Vote”). According to the Companies Law and the regulations promulgated therein which are applicable to the company, the shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. The Companies Law also prohibits a direct or indirect subordinate to the chief executive officer of a company from serving as the Chairman of such company’s board of directors.

Our shareholders have duly approved Mr. Moshe Mizrahy serving as both our chief executive officer and Chairman of our Board, on July 25, 2019, and such approval is valid for a period of five years following our initial public offering, i.e., until August 9, 2024.

Our compensation, nominating and corporate governance committee recommended that Mr. Mizrahy continue to serve in both capacities for an additional period not to exceed three years from the date of the Meeting. As required by the Companies Law, our Audit Committee and Board, have approved such recommendation and determined that it is in our best interest and the best interest of our shareholders to have Mr. Mizrahy continue to serve in both of these capacities, while taking into consideration that a majority of the Board members are independent under Nasdaq corporate governance rules and all of the Board's committees are comprised solely of independent directors and exclude Mr. Mizrahy, and therefore adequate control mechanisms on the Board are set.

Our compensation, nominating and corporate governance committee and our Board have determined that it is in the best interest of the company and its shareholders to maintain the existing leadership structure, with Mr. Mizrahy continuing to serve as the Chairman of the Board and the chief executive officer of the company, considering, among other things Mr. Mizrahy’s extensive experience in various fields that are relevant to the company’s present and planned activities, and his role as co-founder and chief executive officer. Our compensation, nominating and corporate governance committee and our Board believe that, as the chief executive officer, Mr. Mizrahy has detailed knowledge of the risks, opportunities and challenges facing the company and is therefore the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the Board’s time and attention are focused on the most important matters. The combined role of chief executive officer and chairman of the Board also facilitates the flow of information between management and the Board and ensures clear accountability for the implementation of the company’s strategy and execution of its business plan. In addition, the current leadership structure has established a track record of sustainable growth and profitability and strong relationships between the management of the company and the Board which has facilitated the effective and agile execution of the company's strategy with strong oversight by the Board.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

RESOLVED, to authorize Mr. Moshe Mizrahy, our currently serving chief executive officer and chairman of the board of directors, to continue serving as both the chief executive officer and chairman of the board of directors of the Company, for an additional period of up to three years from the date of the company's 2024 Annual General Meeting of the shareholders.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

RE-APPOINTMENT OF AUDITORS

Background

Kesselman & Kesselman Certified Public Accounts, a member of PWC, (“PwC”), currently serves as our independent registered public accounting firm and audited our financial statements for the year ended December 31, 2023. PwC has served as our auditors since our inception in 2008. PwC does not have and has not had any financial interest, direct or indirect, in our Company, and does not have and has not had any connection with our Company except in its professional capacity as our independent auditors.

Our audit committee and Board have authorized and approved the appointment of PwC as the Company's independent registered public accounting firm for the year ending December 31, 2024, and until the next annual general meeting. Our audit committee and Board believe that the appointment of PwC as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

Our Audit Committee, in accordance with our charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided to our independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of PwC, as the Company’s independent auditors for the year ending December 31, 2024, and its service until the annual general meeting of shareholders to be held in 2025.

Information on fees paid to the Company's independent public accountants may be found in Item 16C of the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on February 13, 2024.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PWC, as the Company’s independent auditors for the fiscal year ending December 31, 2024, and its service until the annual general meeting of shareholders to be held in 2025.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS

TO DR. DR. HADAR RON AND DR. MICHAEL ANGHEL

Background

Under Israeli law, any arrangement between a public company and its Directors as to the terms of service require the approval of the compensation committee, Board and holders of a majority of the voting power represented at the general meeting in person or by proxy or written ballot and voting thereon.

The Proposed grant is in compliance with the Company’s Compensation Policy, as amended.

Following the approval of our compensation committee, and with respect to Dr. Michael Anghel – subject to his re-election to the Board as per proposal 1 above, our Board has approved to grant to each of the following non-executive directors: Dr. Hadar Ron and Dr. Michal Anghel, 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 4,000 restricted share units, half of which shall vest on February 12, 2025, and the remaining half shall vest on February 12, 2026, subject to their continued services on the date of vesting.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve and ratify the grant to each of the following Directors of the Company: Dr. Hadar Ron and Dr. Michael Anghel (subject to his re-election), 2,000 restricted share units under the Company's 2018 Incentive Plan totaling 4,000 restricted share units, half of which shall vest on February 12, 2025, and the remaining half shall vest on February 12, 2026, subject to their continued services on the date of vesting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL SIX

APPROVAL OF ACCELERATION OF UNVESTED RSUS PREVIOUSLY GRANTED TO
MR. BRUCE MANN, WHICH REMAIN UNVESTED UPON EXPIRATION OF HIS TERM OF OFFICE

Background

As mentioned in this Proxy Statement above (under the title “Background for Election of Directors”), pursuant to our Articles of Association, the term of office of our Class II director, Mr. Bruce Mann, will expire at the Meeting.

Since Mr. Bruce Mann has decided to retire for personal reasons and not place himself for re-appointment at the Meeting, and in accordance with the provisions of the Company's 2018 Incentive Plan, upon expiration of his term of office at the Meeting, all RSUs previously granted to him by the Company, which are unvested upon expiration of his term of office, consisting of 1,000 RSUs (out of a total of 2,000 RSUs) granted to Mr. Mann on February 13, 2023 (as further approved and by the General Meeting of the Shareholders on April 3, 2023), will immediately expire at the Meeting.

In recognition of Mr. Mann’s significant contribution to the success and growth of the Company during the course of his service as Board member and as the Chairman of our compensation committee and member of our audit committee, after having served in those positions from our IPO in August 2019, our compensation committee and our Board, have, each, determined that it is in the best interest of our company and our shareholders to approve the acceleration of the vesting of said unvested RSUs upon the expiration of Mr. Mann's term of office. Each of our compensation committee and our Board has determined that the proposed acceleration will appropriately acknowledge Mr. Mann’s contributions to our company.

Our compensation committee and our Board have determined that the foregoing acceleration is consistent with the terms of our Compensation Policy.

Under Israeli law, any arrangement between a public company and its directors as to the terms of service require the approval of the compensation committee, board of directors and holders of a majority of the voting power represented at the general meeting in person or by proxy or written ballot and voting thereon.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve and ratify the acceleration of the 1,000 unvested RSUs previously granted to Mr. Bruce Mann on February 13, 2023, and which remain unvested upon expiration of his term of office as Board member at the Meeting, in such manner that said unvested RSUs shall be accelerated and become exercisable upon the termination of Mr. Mann's term of office at the Meeting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on February 13, 2024, and other filings with the SEC, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at www.inmodemd.com. Shareholders may obtain a copy of these documents without charge at www.inmodemd.com.

          The Company is subject to the information reporting requirements of the Exchange Act, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those rules.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

February 13, 2024

COMPENSATION POLICY

INMODE LTD.

Compensation Policy for Executive Officers and Directors

Last Updated:  April 1, 2024~~April 2, 2020~~

A.     Overview and Objectives
1.      Introduction

This document sets forth the compensation policy for Executive Officers (as defined below) and directors (this “Compensation Policy” or “Policy”) of InMode Ltd. and its subsidiaries worldwide (respectively “InMode” and collectively, the “Group”), in accordance with the requirements of the Companies Law 5759-1999 (including the regulations promulgated thereunder, the “Companies Law”).

Compensation is a key component of InMode’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance the Group’s value and otherwise assist the Group to reach its business and financial short and long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each Executive Officer and director to the Group's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” of InMode as such term is defined in Section 1 of the Companies Law, and executives of the subsidiaries of InMode worldwide who are directly subordinated to the CEO of InMode (in this Policy, the “CEO”), excluding directors of  ~~InMode~~the Group.

With respect to a person engaged both as a director in InMode and as an Executive Officer, in the event of a contradiction between the different provisions of this Policy which apply to Executive Officers and the provisions of this Policy which apply to directors, the provisions of this Policy which apply to such person's capacity as an Executive Officer shall govern.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the general meeting of InMode’s shareholders and shall serve as InMode’s Compensation Policy for the maximum period of time permitted by applicable law.

The Compensation Committee ~~(upon its appointment in accordance with applicable law)~~ and the Board of Directors of InMode (the “Compensation Committee”  and “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It should be clarified, that wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 34~~3~~ and 36~~5~~ below.

Each of the Executive Officers may be engaged as an employee and/or as an independent service provider (including through a company controlled by him or her, against the issuance of a tax invoice to the Company or the relevant Group entity), provided that if the Executive Officer is engaged as an independent service provider the total amount paid to him or her, excluding VAT, shall not exceed the maximum Employment Cost amounts with respect to Executive Officers, as applicable, who are engaged as employees as specified in this Policy.

2.      Objectives

InMode’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for the Group’s success and enhance InMode’s shareholders’ value, while supporting a performance culture that is based on merit, and rewards excellent performance in the short and long term, while recognizing InMode’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers and directors with those of InMode’s shareholders in order to enhance shareholder value;

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2.2.      To provide the Executive Officers and directors with a structured compensation package, while creating a balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and directors and those of the Group;

2.3.      To strengthen the retention and the motivation of Executive Officers and directors in the short and long term.

This Compensation Policy was prepared taking into account the Group’s nature, size and business and financial characteristics.

3.          Compensation structure and instruments

♦	Base salary;

♦	Benefits and perquisites;

♦	Cash bonuses (short-to-medium term incentive);

♦	Equity based compensation (medium-to-long term incentive); ~~and~~

♦	Retirement and termination of service arrangements payments;~~.~~ and

♦	Exculpation, indemnification and insurance.

For the purposes of this Compensation Policy:

“Base Salary” shall mean: gross salary, before contributions to social benefits;

“Employment  Cost” shall mean: any payment for the employment and/or engagement under a consultancy or service agreement, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment as defined in the first Addendum “A” to the Companies Law.

4.          Overall Compensation - Ratio between Fixed and Variable Compensation

This Policy aims to balance the mix of “fixed compensation”, comprised of Base Salary and benefits (“Fixed Compensation”) and “variable compensation”, comprised of cash bonuses and equity based compensation1 (excluding adjustment period/retirement bonuses, granted in accordance with section 22~~1~~ below) (“Variable Compensation”) in order to, among other things, appropriately incentivize Executive Officers to meet InMode’s short and long term goals while taking into consideration the Group’s need to manage a variety of business risks.
The total Variable Compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis. The Board  and Compensation Committee  believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

It should be clarified, that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer or director in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

1 Based on the fair value on the date of grant, calculated annually, on a linear basis.

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5.          Intra-Group Compensation Ratio

In the process of drafting  and updating this Policy, InMode’s Board  and Compensation Committee haves examined the ratio between Employment Cost associated with the engagement of the Executive Officers and directors ~~during the 2018 calendar year~~ (the “Executive Officers Cost”) and the average and median employer cost associated with the engagement of the other employees of the Group ~~during the same period~~ (the “Other Employees Cost” and the “Ratio”, respectively). The Board and Compensation Committee  believe~~s~~ that  the  current Ratio  does not  adversely impact the  work environment in InMode. The following are the ratios as of the date of the approval of this Compensation Policy2:

Position	Ratio between the Executive Officers Cost and the average Other Employees Cost	Ratio between the Executive Officers Cost and the median Other Employees Cost
President North America	~~10.8~~24.74	47.38~~18~~
Other Executive Officers (average)	~~1.6~~3.97	7.60~~2.7~~

B.          Base Salary and Benefits

6.          Base Salary

6.1.      The Base Salary varies between Executive Officers, is individually determined by InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO, also InMode’s general meeting of shareholders to the extent required by the Companies Law) and other entities in the Group and may be considered and adjusted by InMode and other entities in the Group (subject to the approvals of the abovementioned organs) on a periodic basis, according to, among others, the educational background, prior vocational experience, expertise and qualifications, role, business authorities and responsibilities, past performance and previous compensation arrangements of such Executive Officer, as well as the Group’s financial state and cash position and any requirements or restrictions prescribed by any applicable legislation, from time to time. When determining the Base Salary, InMode and other entities in the Group may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, Base Salary and the total compensation package of comparable Executive Officers in the Group, the proportion between the Executive Officer’s compensation package and the salaries of other employees in the Group and specifically the median and average salaries and the effect of such proportions on the work relations in the Group.

6.2.      Annual Base Salary for Executive Officers shall not exceed the amount specified in the table below:

The Executive Officer	Maximum Annual Base Salary
CEO; President North America	$1, ~~0~~500,000
Other Executive Officers (excluding directors)	$~~50~~750,000

2 The above ratios are based on the Employment Cost during 2023~~18~~ calendar year. In calculating the above ratios, the Employment Cost for each employee/Executive Officer was divided by the actual number of months such employee/Executive Officer was engaged by the Company during 2023~~18~~ calendar year.
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7.          Benefits

7.1.      In addition to the Base Salary, the following benefits may be granted to the Executive Officers (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO – also InMode’s general meeting of shareholders to the extent required by the Companies Law), in order, among other things, to comply with legal requirements. It shall be clarified, that the list below is not an exhaustive list and InMode and other entities in the Group (subject to the abovementioned required approvals) may grant to the Group's Executive Officers other similar, comparable or customary benefits, subject to applicable law. In addition, Executive Officers employed outside of Israel may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

♦	Vacation days in accordance with market practice and the applicable law, up to a cap of 30 days per annum;

♦	Sick days in accordance with market practice and the applicable law; However, entities in the Group may decide to cover sick days from the first day;

♦	Convalescence pay according to applicable law;

♦	Medical insurance in accordance with market practice and applicable law;

♦	With respect to Executive Officers employed in Israel: monthly remuneration for a study fund (“Keren Hishtalmut”), and with reference to InMode’s practice and common market practice;

♦	Pension and savings - according to local market practices and legislation;

♦	Disability insurance - InMode and other entities in the Group may purchase disability insurance, according to applicable legislation;.

♦	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance;

♦	Travel benefits, including travel insurance;

♦	Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc., or the value of the use thereof;

♦	Paid vacation, including, if applicable, the redemption thereof;

♦	Holiday and special occasion gifts;

♦	COBRA (for US employees);

♦	Loans or advances (to the extent permitted under applicable law);

♦	Professional membership dues or subscription fees;

♦	Professional advice or analysis (such as pension, insurance and tax);

♦	Other benefits or entitlements mandated by applicable law;

♦
Various components that the Group may provide to all or part of its employees and/or its Executive   Officers,   such   as:   parking   spaces,   reimbursement   for   meals    and accommodation expenses, vacations, Group events, etc.

7.2.      InMode and other entities in the Group may offer additional benefits to its Executive Officers and directors, including but not limited to: communication, car and travel benefits, insurances and other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

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7.3.      InMode and other entities in the Group may reimburse its Executive Officers and directors for reasonable work-related expenses incurred as part of their activities, including without limitation, meeting participation expenses, reimbursement of business travel expenses, including a daily stipend when traveling and accommodation expenses. InMode and other entities in the Group may provide advance payments to its Executive Officers and directors in connection with work-related expenses.

~~8.         Signing Bonus~~ [Moved to Section 10.2]

~~At the discretion of the Compensation Committee and the Board (and with respect to the CEO- subject to the approval of InMode’s general meeting of shareholders to the extent required by the Companies Law), InMode and other entities in the Group may grant a newly recruited Executive Officer a signing bonus. Such bonus may be granted in cash, equity or a combination of both. The signing bonus will not exceed: (1) 50% of such Executive Officer’s annual Base Salary, if the signing bonus is granted in cash; (2) 100% of such Executive Officer’s annual Base Salary, if the signing bonus is granted in equity awards, as shall be determined according to acceptable valuation practices at the time of grant; (3) In case the signing bonus is a combination of cash and equity, its ceiling shall be proportional to the cash and equity components, calculated in accordance with the ratios mentioned in sections (1) and (2) above.~~

C.        Cash Bonuses

8.
InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) and other entities in the Group may grant cash bonuses to its Executive Officers on a quarterly or annually basis, or on a shorter or longer period basis, in accordance with the principles detailed below.

9.          Annual Bonuses

9.1.	The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed three (3) annual Base Salaries.

9.2.
CEO

The annual bonus to the CEO will be based mainly on measurable criteria, and with respect to its less significant part shall be determined at the discretion of the Compensation Committee (and, if required by law, by the Board), in accordance with the following:

Position	Group/Individual Performance Measures	InMode’s Discretion

CEO	75%-100%	0%-25%

The measurable criteria and their relative weight shall be determined by the Compensation Committee (and, if required by law, by the Board) in respect of each calendar year. These measurable criteria may include, inter alia, objectives relating to compliance with the Group’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Group’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising investments, debt, etc., objectives relating to the Group’s business operations, objectives relating to the realization of the Group’s assets, the acquisition of new activities and/or companies and objectives relating to an increase of the return on the Group’s assets.

7 | Page

9.3.          Other Executive Officers (Excluding CEO)

The Group may also award (subject to the approvals of the Compensation Committee and, if required by law, by the Board) an annual bonus to its Executive Officers, due to their unique contribution to the Group. Such grant may be based, inter alia, on measurable criteria, based on the Group’s financial results, the scope of the Group’s business activity, the CEO’s opinion on the contribution of the Executive Officer to the Group, the distribution of the annual bonus over the year, etc. It should be clarified, that the annual bonus may be based in whole or in part on discretion, provided that it does not exceed the ceiling specified in section
9.1 above. The CEO shall be entitled to determine the abovementioned targets for each such an Executive Officer. Notwithstanding the foregoing, it is hereby clarified, that the grant of annual bonus to an Executive Officer, of up to three monthly Base Salaries, may be approved by the CEO in his/her discretion.

10.             Special Bonuses

10.1.
In addition to the annual bonus, InMode and other entities in the Group may grant Executive Officers and directors a special bonus as an award for special achievements (outstanding personal achievement, outstanding personal effort or outstanding Group’s performance, such as in connection with mergers and acquisitions, securities offerings, achieving target budget or business plan objectives under exceptional circumstances and special recognition in case of retirement), at the discretion of the Compensation Committee and the Board (and with respect to the CEO and directors- also InMode’s general meeting of shareholders to the extent required by the Companies Law) which shall not exceed twelve (12) monthly Base Salaries or twelve (12) Base Payments (as defined below), as applicable.

10.2.
Signing Bonus. At the discretion of the Compensation Committee and subject to any additional approval required by the Companies Law (and with respect to the CEO- subject to the approval of InMode’s general meeting of shareholders to the extent required by the Companies Law), InMode and other entities in the Group may grant a newly recruited Executive Officer a signing bonus. Such bonus may be granted in cash, equity or a combination of both. The signing bonus will not exceed: (1) 50% of such Executive Officer’s annual Base Salary, if the signing bonus is granted in cash; (2) 100% of such Executive Officer’s annual Base Salary, if the signing bonus is granted in equity awards, as shall be determined according to acceptable valuation practices at the time of grant; (3) In case the signing bonus is a combination of cash and equity, its ceiling shall be proportional to the cash and equity components, calculated in accordance with the ratios mentioned in sections (1) and (2) above.

11.             Additional Provisions Relating to Cash Bonuses

11.1.
Pro Rata Payment

Should the employment or service of the Executive Officer terminate prior to the end of a fiscal year, InMode and other entities in the Group may pay the Executive Officer his/her pro-rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Group or has served in the Group.

~~11.2.~~ 	~~Compensation Recovery (“Clawback”)~~ [Moved to section 12 and updated]

~~11.2.1~~
~~In the event of an accounting restatement, InMode and other entities in the Group shall be entitled to recover from its Executive Officers and directors the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated (“Compensation Recovery”), provided that a claim is made by InMode or the applicable Group entity prior to the third anniversary of the fiscal year end of the year in which the restated financial statements are issued.~~

8 | Page

~~11.2.2~~ 	~~Notwithstanding the aforesaid, the Compensation Recovery will not be triggered in the following events:~~

~~♦~~ 	 ~~The financial restatement is required due to changes in the applicable financial reporting standards or law; or~~

~~♦~~
   ~~The  Group  (subject  to  any  required approval under  applicable  law)  has determined  that  clawback  proceedings  in  the  specific  case  would   be impossible, impractical or not commercially or legally efficient; or~~

~~♦~~	 ~~The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer or director.~~

~~11.2.3~~
~~It shall be clarified, that InMode and the other entities in the Group shall not be entitled to Compensation Recovery with respect to equity-based compensation~~ granted to its Executive Officers and directors.

~~11.3.~~11.2.  Reduction or Postponement

Without derogating from Section 37~~6~~ below, in the event of the termination of office of an Executive Officer under circumstances in which he/she will not be entitled to severance pay, InMode (subject to the approvals of the Compensation Committee and the Board) and the other entities in the Group may revoke the entitlement of such an Executive Officer to an annual bonus and to all parts of the annual bonus which have not yet been paid to him.

12.    Compensation Recovery (“Clawback”)

12.1.
In the event of an accounting restatement, InMode and other entities in the Group shall be entitled to recover from its Executive Officers and directors the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated (“Compensation Recovery”), provided that a claim is made by InMode or the applicable Group entity prior to the third anniversary following the filing of such restated financial statements.

12.2.
Notwithstanding the aforesaid, the Compensation Recovery will not be triggered in the following events:

12.2.1.     The financial restatement is required due to changes in the applicable financial reporting standards or law; or

12.2.2.     The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient; or

12.2.3.     The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer or director.

12.3.
Nothing in this Section 12 above derogates from any other “Clawback” or similar provisions regarding recovery of compensation and/or disgorging of profits, imposed on Executive Officers or any of them, by virtue of applicable securities laws and/or Nasdaq rules and standards and/or any separate contractual obligation, or from any other separate policy of InMode and other entities in the Group concerning Compensation Recovery.

D.                  Equity-Based  Compensation

~~12.~~13.	General and Objectives

~~12.1.~~13.1.
InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO – also InMode’s general meeting of shareholders to the extent required by the Companies Law) may grant from time to time equity-based compensation which will be individually determined and awarded according to, inter alia, the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

~~12.1.~~13.2.
The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers’ and directors’ interests with the long term interests of InMode and its shareholders, and to strengthen the retention and the motivation of Executive Officers and directors in the medium-to-long term. In addition, since equity-based awards are structured to vest over time, their incentive value to recipients is aligned with longer-term strategic plans.

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~~12.1.~~13.3.
The equity based compensation offered by InMode is intended to be in a form of options exercisable into shares, restricted shares and/or other equity based awards, such as restricted share units (RSUs), in accordance with the Group’s incentive plan(s) in place as may be updated from time to time.[3]

~~13.~~14.
Fair Market Value

The fair market value of the equity-based compensation for each Executive Officer during a fiscal year, shall not exceed 700% of his/her annual Base Salary, as shall be determined according to acceptable valuation practices at the time of grant.[4]

~~14.~~15.
Taxation Regime

Subject to any applicable law, InMode may determine, at the discretion of the Compensation Committee and the Board (and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and directors.

~~15.~~16.
Exercise Price

The exercise price for each option shall not be less than the Fair Market Value (as such term is defined in the Group’s 2018 Incentive Plan, as may be amended from time to time) of the underlying shares subject to the options.

It is hereby clarified, that unless otherwise determined by InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is the par value of the share.

Options, restricted shares and restricted share units (RSUs) may also be exercised by a method of
“Cashless” exercise.

The Board considered the possibility of determining a ceiling for the exercise value of the variable equity components and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

~~16.~~17.
Vesting

All equity-based incentives granted to Executive Officers and directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Grants to Executive Officers and directors shall vest gradually over a period of at least one year. Such grants may be vested on a quarterly, semi-annual or an annual basis, or based on other time periods (which may not be necessarily equal), as determined by InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law). InMode (subject to the abovementioned required approvals) may condition the vesting of part or all of the equity-based incentives, for some or all of its Executive Officers and directors, upon the achievement of predetermined performance goals. InMode (subject to the abovementioned required approvals) may also set terms relating to vesting in connection with an Executive Officer or director leaving the Group (due to a dismissal, resignation, death or disability).

3 The equity based compensation is based on the fair value on the date of grant, calculated annually, on a linear basis.
4 Calculated annually, on a linear basis.
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~~17.~~18.	For details regarding ceilings with respect to director’s equity-based compensation see section ~~29~~30 below.

~~18.~~19.
General

All other terms of the equity awards shall be in accordance with the Group’s incentive plans and other related practices and policies. Accordingly, InMode may (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s or director's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

E.          Retirement and Termination of Service Arrangements (Excluding Directors)

~~19.~~20.	Advanced Notice Period

~~19.1.~~20.1.
InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) and other entities in the Group may provide each Executive Officer, pursuant to an Executive Officer’s employment or consultancy/service agreement and according to the Group’s decision per each case, a prior notice of termination of up to nine (9) months (the “Advance Notice Period”). During the Advance Notice Period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options, restricted shares, RSUs and/or any other equity based awards.

~~19.2.~~20.2.
During the Advance Notice Period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Group, unless InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) or the relevant entity in the Group has waived the Executive Officer’s services to the Group during the Advance Notice Period and pay the amount payable in lieu of notice, plus the value of benefits.

~~19.3.~~20.3.
In the event of a change of control in the Group, InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) and other entities in the Group may decide to extend the Advance Notice Period as provided in section  ~~19~~20.1 above (and the entitlement to compensation for such extended Advance Notice Period, accordingly) to up to two times the original Advance Notice Period of the Executive Officer.

~~20.~~21.
Adjustment Period/Retirement Bonus

In addition to the Advance Notice Period, InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) and other entities in the Group may provide an additional adjustment period/retirement payment that will be determined, among other things, taking into consideration the Executive Officer’s seniority in the Group, performance during employment, contribution to InMode and the Group achieving its goals and the circumstances of retirement or termination. The maximum adjustment period/retirement bonus that may be paid to each Executive Officer shall be up to six (6) monthly Base Salaries and may only be granted to Executive Officers who have served in the Group for at least one year.

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~~21.~~22.
Additional Retirement and Termination Benefits

InMode and other entities in the Group may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F.             Exemption, Indemnification and Insurance

~~22.~~23.
Exemption

InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) and other entities in the Group may exempt in advance and retroactively its Executive Officers and directors, from any liability to the Group, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Group, to the fullest extent permitted by applicable law and subject to the provisions of the relevant Group member’s Articles of Association.

~~23.~~24.
Indemnification

InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) and other entities in the Group may indemnify its Executive Officers and directors to the fullest extent permitted by applicable law and the relevant Group member’s Articles of Association, for any liability and expense that may be imposed on the Executive Officer or director, all subject to applicable law and the relevant Group member’s Articles of Association.

~~24.~~25.	Insurance

~~24.1.~~25.1.
InMode (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”), as well as a “run off” insurance policy for its Executive Officers and directors as follows:

⬥	The annual premium to be paid by InMode shall not exceed $1.5 million for the aggregate coverage of the Insurance Policy;

⬥	The limit of liability of the insurer shall be up to $30 million per event and in the aggregate in the insurance period;

⬥	The total deductible amounts shall not exceed $5 million;

⬥
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by InMode, which may determine (subject to the approvals of the Compensation Committee and the Board, and with respect to InMode’s directors and CEO- also InMode’s general meeting of shareholders to the extent required by the Companies Law) that the sums are reasonable considering InMode’s and the Group's exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects market terms, and does not materially affect the Group’s profitability, assets or liabilities;

⬥
The policy may also cover the liability of the controlling shareholders due to their positions as Executive Officers and/or directors in the Group, from time to time, provided that the coverage terms in this respect do not exceed those of the other Executive Officers and directors in the Group.

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G.            Arrangements upon Change of Control

~~25.~~26.
The following benefits may be granted to the Executive Officers and directors in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

~~25.1.~~26.1.  Vesting acceleration of outstanding options, restricted shares, restricted share units (RSUs) and/or other equity based awards.

~~25.2.~~26.2.  Extension of the exercise period of options, restricted shares, restricted share units (RSUs) and/or other equity based awards for Executive Officers and directors for a period of up to five (5) years, following the date of termination of employment.

~~25.3.~~26.3.  An Advance Notice Period, in accordance with section  ~~19~~20.3 above.

~~25.4.~~26.4.  An Adjustment period/retirement bonus in accordance with section 21~~0~~ above, of up to twelve (12) months of Employment Cost.

H.            Directors’ Compensation

~~26.~~27.
The compensation of InMode’s directors shall be in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) - 2000, as such regulations may be amended from time to time, or in accordance with section 28~~7~~ below, subject to any required approvals by applicable law.

~~27.~~28.	The compensation of InMode’s directors (including external directors and independent directors under the Companies Law, if any) shall not exceed the following:

~~27.1.~~28.1.  Base payment of $45,000 per year (the “Base Payment”);

~~27.2.~~28.2.  Chairman of the Board- an additional amount of $25,000 per year to the Base Payment;

~~27.3.~~28.3.  Committee Chairman- an additional amount of $10,000 per year to the Base Payment;

~~27.4.~~28.4.  Committee member- an additional amount of $5,000 per year to the Base Payment.

~~28.~~29.
In addition, the Group may engage with its directors (excluding external and independent directors under the Companies Law) for the receipt of consulting services and/or other special services, for a consideration of up to $1,000 per day, plus reasonable expense reimbursement. Such compensation shall be paid for a maximum of 6 days per year for each director.

~~29.~~30.
Directors may be granted equity-based compensation in accordance with applicable principles detailed in section D of this Policy, and subject to the provisions of the Companies Law.[5]

Equity based-compensation granted to InMode’s directors, shall not exceed the following amounts (subject to any applicable law):[6]

~~29.1.~~30.1.  Director: $300,000 per year (the “Equity Compensation”);

~~29.2.~~30.2.  Chairman of  the  Board-  an  additional amount of  $45,000 per  year  to  the  Equity Compensation;

~~29.3.~~30.3.  Committee  Chairman-  an  additional  amount  of  $30,000  per  year  to  the  Equity Compensation;

~~29.4.~~30.4.  Committee  member-  an  additional  amount  of  $15,000  per  year  to  the  Equity Compensation;

~~30.~~31.	InMode’s external and independent directors under the Companies Law may be entitled to reimbursement of expenses in accordance with the Companies Law.

5 The equity based compensation is based on the fair value on the date of grant, calculated annually, on a linear basis.
6 Based on the fair value on the date of grant, calculated annually, on a linear basis.

13 | Page

~~31.~~32.	The directors may be entitled to additional compensation or benefits as expressly set out in this Policy, and specifically in Sections 7.2, 7.3 and 10.

I.          Miscellaneous

~~32.~~33.
This Policy is designed solely for the benefit of the Group. Nothing in this Compensation Policy shall be deemed to grant any of the Group’s current or future Executive Officers, directors or employees or any third party any right or privilege in connection with their employment by or service with the Group and their compensation in respect thereof. Such rights and privileges, to which Executive Officers, directors or employees serving in the Group or that will serve in the Group in the future, are entitled for, shall be exclusively those that are determined specifically in relation to him or her and, if applicable, governed by their respective personal employment and/or service agreements.

~~33.~~34.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from InMode’s or other Group member’s Articles of Association.

~~34.~~35.
This  Policy  is  not  intended to  affect  current  agreements nor  affect  obligating customs (if applicable) between the Group and its Executive Officers and directors as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

~~35.~~36.
In  the  event of  amendments made to  the Companies Law or  any regulations promulgated thereunder providing relief in connection with Group’s compensation to its Executive Officers and/or directors, InMode may elect to act pursuant to such relief without regard to any contradiction with this Policy.

~~36.~~37.
The Group (subject to any required approvals by the applicable law) may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

~~37.~~38.
An immaterial change in  the terms of office of Executive Officers (excluding directors, a controlling shareholder or a controlling shareholder’s relative) during the term of this Compensation Policy, will be subject to the approval of InMode’s CEO only (changes in the terms of office of the CEO shall be approved in accordance with the Companies Law). An immaterial change in this matter shall be deemed to be a change that does not exceed 5% of the annual Employment Cost with respect to the employment of such an Executive Officer in the Group, subject to the conditions prescribed in this Compensation Policy.

*********************

14 | Page

INMODE LTD

Proxy for Annual General Meeting of the Shareholders on April 1, 2024
Solicited on Behalf of the Board of Directors

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

April 1, 2024

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the  United  States or  1-201-299-4446 from  foreign  countries  from any  touch-tone telephone  and  follow  the  instructions.  Have  your proxy card  available when  you call.

Vote online/phone until 11:59 PM EST the day before the meeting.	COMPANY NUMBER

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.	ACCOUNT NUMBER

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Proxy Statement and Proxy Card are available at https://astproxyportal.com/ast/22993

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN				FOR	AGAINST	ABSTAIN
1.(a)	To re-elect Dr. Michael Anghel to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elect- ed and qualified, or until his earlier resignation or retirement.	☐	☐	☐		3.
To authorize Mr. Moshe Mizrahy, the Company's currently serving chief executive officer and chairman of the board of directors, to continue serving as both  the chief executive  officer  and chairman  of the board of directors  of the Company, for an additional period of up to three years from the date of the Company's 2024 Annual General Meeting of the shareholders.
								☐	☐	☐
		FOR	AGAINST	ABSTAIN				YES	NO
1.(b)
To  elect  Mr. Nadav Kenneth to serve as a Class  II director  of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elect- ed and qualified, or until his earlier resignation or retirement.
		☐	☐	☐
Are you  a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 3 (if your  interest arises solely from the fact that you hold shares in the Company, you  would not  be deemed to have a personal inter- est)?
								☐	☐
(Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
		FOR	AGAINST	ABSTAIN				FOR	AGAINST	ABSTAIN
2.	That the updated Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated February 13, 2024, with respect to the Meeting, as approved by the Board of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.	☐	☐	☐		4.
To  approve  the  re-appointment   of  Kesselman   &  Kesselman   Certified   Public Accounts, a member of PWC, as the Company’s independent auditors for the fis- cal year ending December 31, 2024, and its service until the annual general meet- ing of shareholders to be held in 2025.
								☐	☐	☐
								FOR	AGAINST	ABSTAIN
		YES	NO			5.
To approve and ratify the grant to each of the following Directors of the Company: Dr. Hadar Ron  and Dr. Michael Anghel (subject to his re-election), 2,000 restricted share units  under the Company's 2018 Incentive  Plan  totaling  4,000 restricted share units, half of which shall vest on February 12,  2025, and the remaining half shall vest on February 12, 2026, subject to their continued services on the date of vesting.
								☐	☐	☐

Are you a controlling shareholder in the Company, or have a person- al  interest  in  the approval  of Proposal  No.  2 (if your  interest  arises solely from the fact that you  hold shares in the Company, you  would not be deemed to have a personal interest)?
		☐	☐
	(Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).							FOR	AGAINST	ABSTAIN
6.
To  approve and ratify  the acceleration  of  the 1,000 unvested RSUs previously granted to  Mr. Bruce Mann on  February 13,  2023, and which  remain  unvested upon expiration of his term of office as Board member at the Meeting, in such man- ner that said unvested RSUs shall be accelerated and become exercisable upon the termination of Mr. Mann's term of office at the Meeting.
								☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

April 1, 2024

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at https://astproxyportal.com/ast/22993

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN				FOR	AGAINST	ABSTAIN
1.(a)	To re-elect Dr. Michael Anghel to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elect- ed and qualified, or until his earlier resignation or retirement.	☐	☐	☐		3.
To authorize Mr. Moshe Mizrahy, the Company's currently serving chief executive officer and chairman of the board of directors, to continue serving as both  the chief executive  officer  and chairman  of the board of directors  of the Company, for an additional period of up to three years from the date of the Company's 2024 Annual General Meeting of the shareholders.
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		FOR	AGAINST	ABSTAIN				YES	NO
1.(b)
To  elect  Mr. Nadav Kenneth to serve as a Class  II director  of the Company, and to hold office until the annual general meeting of shareholders to be held in 2027 and until his successor is duly elect- ed and qualified, or until his earlier resignation or retirement.
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Are you  a controlling shareholder in the Company, or have a personal interest in the approval of Proposal No. 3 (if your  interest arises solely from the fact that you hold shares in the Company, you  would not  be deemed to have a personal inter- est)?
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(Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
		FOR	AGAINST	ABSTAIN				FOR	AGAINST	ABSTAIN
2.	That the updated Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated February 13, 2024, with respect to the Meeting, as approved by the Board of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.	☐	☐	☐		4.
To  approve  the  re-appointment   of  Kesselman   &  Kesselman   Certified   Public Accounts, a member of PWC, as the Company’s independent auditors for the fis- cal year ending December 31, 2024, and its service until the annual general meet- ing of shareholders to be held in 2025.
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								FOR	AGAINST	ABSTAIN
		YES	NO			5.
To approve and ratify the grant to each of the following Directors of the Company: Dr. Hadar Ron  and Dr. Michael Anghel (subject to his re-election), 2,000 restricted share units  under the Company's 2018 Incentive  Plan  totaling  4,000 restricted share units, half of which shall vest on February 12,  2025, and the remaining half shall vest on February 12, 2026, subject to their continued services on the date of vesting.
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Are you a controlling shareholder in the Company, or have a person- al  interest  in  the approval  of Proposal  No.  2 (if your  interest  arises solely from the fact that you  hold shares in the Company, you  would not be deemed to have a personal interest)?
		☐	☐
	(Please note: if you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).							FOR	AGAINST	ABSTAIN
6.
To  approve and ratify  the acceleration  of  the 1,000 unvested RSUs previously granted to  Mr. Bruce Mann on  February 13,  2023, and which  remain  unvested upon expiration of his term of office as Board member at the Meeting, in such man- ner that said unvested RSUs shall be accelerated and become exercisable upon the termination of Mr. Mann's term of office at the Meeting.
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To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.